Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
26 April 2008
Sterlite Industries (India) Limited
Results for the Fourth Quarter and Full Year Ended 31 March 2008
Mumbai: Sterlite Industries (India) Limited today announced its results for the fourth quarter (“Q4”) and full year ended 31 March 2008 (“FY2008”).
Highlights

■	Highest ever annual production across all metals

■	Costs lower across all operations, inspite of a challenging environment

■	Chanderiya II hydro smelter achieves rated capacity in very first quarter after commissioning

■	HZL to become world’s largest integrated zinc-lead producer by 2010 — announces expansion projects that will take its total integrated zinc-lead capacity to 1,065,000 tonnes per annum with fully integrated mining and captive power generation capacities

■	Exploration success at Hindustan Zinc Limited (“HZL”) increases in reserve and resources by 28.7 million tonnes containing 4.0 million tonnes of zinc-lead metal, prior to depletion

■	The first phase of the 500,000 tpa Jharsuguda Aluminium smelter is in the final stages of commissioning with first metal tapping expected shortly, more than a year ahead of schedule

■	Work on the 2400 MW independent power plant is progressing on schedule

■	320 mt coal block allocation secured during the year, including largest and single allocation of 210 mt

■	Contribution of strong volumes and lower operating costs to EBITDA were offset by lower zinc LME prices and the appreciating Indian rupee

■	Strong balance sheet with net cash position of approximately Rs 12,000 crore

■	Proposed dividend of 200% or Rs 4.00 per equity share
Consolidated Financial Highlights

	(In Rs. Crore, except as stated)
	Quarter Ended 31 March		Change	Full Year Ended 31 March		Change
	2008	2007	%	2008	2007	%
Net Sales/Income from operations	6,765.9	6,251.6	8.2	24,705.4	24,386.8	1.3
EBITDA	2,766.4	2,520.1	9.8	9,434.3	10,140.6	(6.9)
EBITDA Margin	41%	40%	—	38%	42%	—
Depreciation	(26.88)	244.6	—	595.0	803.9	—
Interest	90.8	87.3	4.0	318.6	379.1	(15.9)
Profit before tax	2,649.7	2,181.8	21.4	8,467.9	8,800.4	(3.8)
Taxes	717.7	470.1	52.7	2,102.7	2,411.7	(12.8)
Profit after tax	1,931.9	1,711.7	12.9	6,365.2	6,388.7	(0.36)
Minority Interest	609.2	568.3	7.2	1,961.6	2002.3	(2.0)
Attributable profit	1,318.4	1,143.2	15.3	4,399.4	4,386.2	0.30

Earnings Per Share (“EPS”) (Rs/share)	20.3	20.6	—	66.0	81.2	—

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Fourth Quarter and Year ended 31 March 2008	Page 2 of 4
Copper Business
Copper cathode production at the Tuticorin custom smelter was 339,000 tonnes for FY 2008 compared with 313,000 tonnes in the corresponding prior year. Overall the plant performance was good, with copper recoveries highest ever at 98% plus in FY 2008.
Mined metal production at our Australian mines was 28,000 tonnes for FY2008 and in line with our expectations.
Revenues for FY 2008 were Rs 12,658 crore, an increase of 7.9% compared with the prior year, primarily on account of higher volumes and better LME prices, mainly offset by an appreciating Indian rupee.
EBITDA for FY 2008 was Rs 1776 crore, a decrease of 2.1% as compared with the corresponding prior year, in spite of better operating efficiencies and by-product management, which were more than offset by lower TcRcs and an appreciating Indian rupee.
Aluminium Business
Aluminium production in Q4 was highest ever at 92,000 tonnes, taking the full year production to 359,000 tonnes. This increase in production is attributable to a gradual increase in current density and current efficiency at the BALCO II smelter.
Revenues and EBITDA for FY 2008 were Rs 4,170 crore and Rs 1,435 crore respectively. The positive impact of higher volumes on sales in FY2008 was primarily offset by the appreciation of the Indian rupee. Whilst the costs of production were lower in FY2008, full year EBITDA was adversely impacted by the aforesaid factor.
Zinc Business
Mined zinc metal production in FY 2008 was 551,000 tonnes, an increase of 9.1% compared with the previous year.
HZL achieved record zinc and lead metal production in FY2008 of 426,000 tonnes and 58,000 tonnes respectively, an increase of 22% and 31% compared with the previous year. The increase in production was primarily on account of the production from the newly commissioned Chanderiya II hydro smelter and the improved performance from the existing smelters. The Chanderiya II hydro smelter was commissioned in a record time of 20 months from ground-breaking, setting a new world record and also achieved its rated capacity in the very first quarter after its commissioning.
Sales were augmented by the sale of surplus zinc and lead concentrate of 297,000 dry metric tonnes in FY2008.
Revenues and EBITDA for FY 2008 were Rs 7,878 crore and Rs. 6,223 crore compared with Rs. 8,560 crore and Rs. 6,644 crore, respectively in the corresponding prior year. The positive impact of higher volumes on sales and EBITDA in FY2008 was offset by adverse impact on account of a decline in zinc LME prices and the appreciation of the Indian rupee vis-à-vis the US dollar.

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Fourth Quarter and Year ended 31 March 2008	Page 3 of 4
HZL has announced expansion projects that will take its total integrated zinc-lead capacity to 1,065,000 tonnes per annum with fully integrated mining and captive power generation capacities, thereby making HZL the world’s largest integrated zinc-lead producer by 2010. HZL will continue to maintain its superior cost leadership position among the zinc producers in the world. Two brownfield smelter projects, which will increase the production capacities of zinc and lead by 210,000 tonnes and 100,000 tonnes respectively, will be undertaken at Rajpura Dariba in Rajasthan, India.
HZL’s ongoing exploration activities have yielded significant success with an increase of 28.7 million tonnes to its reserves and resources, prior to a depletion of 5.8 million tonnes in FY 2008. Contained zinc-lead metal has increased by 4.0 million tonnes, prior to a depletion of 0.6 million tonnes during the same period. Total reserves and resources at 31 March 2008 were 232.3 million tonnes containing 27.5 million tonnes of zinc-lead metal. The reserves and resources position has been independently reviewed and certified as per JORC standard.
During the quarter, HZL obtained LME registration for zinc ingots produced from the Chanderiya Hydro I Smelter. The company has also received permission to fully convert the Hydro I smelter to a 100% Export Oriented Unit.
Consolidated Net Profit After Taxes and EPS
Consolidated Net Profit After Taxes, attributable to equity shareholders for FY 2008 was Rs 4,399 crore compared with Rs 4,386 crore in the previous year. EPS in FY 2008 was Rs 66 per equity share compared with Rs. 81 per equity share, due to the fresh issue of shares during the year on account of the ADS offering.
The board of directors has recommended a dividend of 200% i.e. Rs. 4.00 per equity share of Rs. 2 each for the current year.
Expansion Projects
Vedanta Aluminium Limited
The alumina production, out of single stream operation, at the Lanjigarh refinery was 267,000 tonnes in FY 2008 with a production of 124,000 tonnes in Q4, the highest achieved so far.
With regards to the environmental clearances for the Lanjigarh bauxite mines, we are now proceeding as per directions provided by the Honourable Supreme Court of India and are hopeful of a positive resolution of the matter soon.
The first phase of the 500,000 tpa Aluminium smelter at Jharsuguda and the associated captive power plant is in the final stages of commissioning with first metal tapping expected shortly, more than a year ahead of schedule.
Zinc
The 88,000 tonnes debottlenecking project is progressing well and is expected to be completed shortly, ahead of schedule.
As part of our commitment to green energy, out of a total planned capacity of 124 MW of wind power, 107 MW has been successfully commissioned as of 31 March 2008 and the remaining 17 MW is expected to be commissioned by June 2008.

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Fourth Quarter and Year ended 31 March 2008	Page 4 of 4
Commercial Energy
Work on our 2400 MW (4x600 MW) coal based independent thermal power plant is progressing well with equipment deliveries on schedule. Construction activities are in full swing and the project is on schedule for progressive commissioning from December 2009.
For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Associate Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja
Manager — Investor Relations	Sheetal.khanduja@vedanta.co.in
Sterlite Industries (India) Limited	Tel: +91 22 6646 1427
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This press release contains “forward-looking statements” — that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.